Exhibit 99.1

Foresight: Eye-Net and Leading European Vehicle Manufacturer Successfully Advance Vehicle Safety with First-Phase Testing

The POC project aims to integrate Eye-Net’s technology into the safety systems of the vehicle manufacturer’s vehicles, creating a comprehensive ecosystem that connects the vehicle, vulnerable road users, and surrounding infrastructure for enhanced situational awareness

Ness Ziona, Israel – July 7, 2025 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced that its wholly-owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net”), has successfully completed the first phase of a paid proof-of-concept (POC) project with a top European vehicle manufacturer, to validate the performance and compatibility of Eye-Net’s vehicle-to-everything (V2X) technology with the manufacturer’s vehicles for potential commercial integration.

The goal of the first phase of the POC was to enable seamless connection between the driver and all nearby road users, including vulnerable road users, and to explore how Eye-Net’s technology can enable communication between the vehicle, vulnerable road users and its surroundings, while enhancing the safety systems in the OEM’s vehicles. Eye-Net’s software development kit (SDK) was successfully integrated into an Android-based system, operating smoothly without crashes or data loss, and sending alerts through the vehicle’s display system. The tests were conducted in scenarios involving vulnerable road users hidden from view or beyond the range of the vehicle’s sensors.

The next phase of the POC will include integration into the vehicle’s display system and will assess how Eye-Net’s technology can be customized to meet the vehicle manufacturer’s specific needs for potential deployment.

About Eye-Net

Eye-Net develops next-generation V2X collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Eye-Net, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; X (formerly Twitter), @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception and cellular-based applications. Through the Company’s controlled subsidiaries, Foresight Automotive Ltd. and Foresight Changzhou Automotive Ltd., Foresight develops “in-line-of-sight” vision systems.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the next phase of the POC and the benefits and advantages of Eye-Net’s technology. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 24, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654